

ANNUAL REPORT

April 2021



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ChipMonk Inc.

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by ChipMonk Inc. a Delaware corporation ChipMonk**"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Site**") and operated by NextSeed Services LLC, a Delaware limited liability company, on behalf of NextSeed Securities, LLC, a Delaware limited liability company and registered broker-dealer (together with its affiliates, "**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities were offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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APPENDIX A FINANCIAL STATEMENTS & OFFICER CERTIFICATION

I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	ChipMonk Inc.
Legal Status of Issuer	Corporation
Jurisdiction of Organization	DE
Date of Incorporation	02-07-2019
Physical Address of Issuer	3042 Antoine Drive, Houston TX 77092
Number of Employees	7

SUMMARY OF ISSUER'S BUSINESS PLAN

Chipmonk's primary business model is a direct-to-consumer (D2C) model with its online shop, shipping ready-to-eat baked goods and dry mixes nationwide. To accommodate an increasing demand for its products - more recently fueled by the growing number of people staying at home and baking under quarantine conditions - Chipmonk is opening a new production facility. The team will use their new capacity to increase storage capacity for bulk ingredients, improve baking space, streamline packaging and shipping, and fulfill the influx of orders more efficiently.
As business re-opening conditions allow, they will continue fulfilling their contracts with local Houston specialty shops, hotels, coffee shops, juice bars, nutrition shops, meal prep services, and natural grocers. This channel has significant room for growth. Longer term, ChipMonk plans to pursue wholesale contracts with regional and national grocery chains.

ChipMonk Baking provides a variety of healthy baked goods, ranging from ready to eat cookies and brownies to dry mixes to bake at home. All of the products are sugar-free, low-carb, and are made with gluten-free ingredients. The secret to their great-tasting, soft cookies and brownies is the unique combination of monk fruit and allulose as sweeteners. Both are natural sweeteners but cannot be metabolized by the body - which means they have no impact on your blood sugar. Unlike traditional sugar alternatives like stevia and erythritol, monk fruit and allulose have no strange aftertaste.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

In 2019, ChipMonk was capitalized with $25,000 from the owner. The Issuer anticipates that the total cost needed for continued or expanded operations will be approximately $250,000. ChipMonk is seeking to crowdfund an amount between the minimum of $75,000 and maximum of $150,000 through the Offering. ChipMonk has also raised $150,000 through the sale of convertible notes. If ChipMonk is able to complete a successful Offering, the members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover the remaining balance of the cost to achieve company objectives. Please also see Section V – "Financial Statements" and Appendix A for more information.

EXISTING SECURITIES AS OF END OF 2020

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to this Offering
Common shares	100%	100%	All voting rights	N/A

Previous Exempt Offerings

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
02/10/2020 – 06/2020	4(a)(2) or Regulation D 506(b)	Convertible Note	$200,000	10% of funds used thus far for marketing, bulk purchasing of raw ingredients, custom packaging
July 2020	Section 4(a)(6)	NexetSeed Notes (Convertible)	$150,000	Production facility buildout, production equipment, working capital, new hires, digital marketing, professional services

MATERIAL TERMS OF ANY INDEBTEDNESS AS OF END OF 2020

None other than the NextSeed Notes.

III.KEY PERSONS

Name	Bio
David Downing, CEO, *Inception - Present*	David is a focused activator who thrives in a challenging environment and is driven by a desire to learn. David has a strong educational background in Accounting and multiple years of experience working for global professional service firms, Fortune 500 companies and a venture capital firm. • 8+ years experience working for professional service firms and Fortune 500 companies • Former head of competitive intelligence for Southwest Airlines and former head of financial analysis and performance improvement for Houston-based venture capital firm • BA in Economics from Rice University, Master's in Accounting from UT Austin David's past 3 years of experience include: - Manager of Financial Analysis & Performance Improvement, Work America Capital, June 2018 – September 2019 - Business Consultant, Southwest Airlines, Sept. 2016 – May 2018
Jose Hernandez, Co-Founder, *Inception - Present*	Jose is an experienced co-owner with a demonstrated history of working in the health and wellness industry. He is skilled in fitness consulting, leadership, sales & marketing, and health. Jose is a strong sales professional with two Bachelor of Sciences - in Exercise Science and Human Biology from The University of Texas at Austin. • Prior co-founder and director of Houston-based personal training, nutrition coaching, and lifestyle management services company • 5+ years experience in startup sales & marketing • Certified personal trainer with BS of Human Biology and Kinesiology from UT Austin Jose's past 3 years of experience include: - Business Development Manager, VYPE Media, June 2018 – March 2019 - Project Manager, GameDay Films, December 2017 – March 2019

IV.RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

There is no active trading market for our Convertible Notes and an active trading market is unlikely to develop.
NextSeed Convertible Notes are highly illiquid securities, have no public market and are generally not transferable, which limits the value of the Convertible Notes.

There is no assurance that we will be able to complete this round of financing.
We are authorized to accept purchases as they are made, subject to receiving the Minimum Investment Amount, and as a result can offer no assurance that we will be able to complete this round of financing in full. If we are unable to complete the financing in full, we will need to raise additional funds in the future through additional debt or equity financing, and there is no assurance that financing will be available or on terms favorable to investors as the Issuer's ability to raise such financing will depend on prevailing market conditions and the results of our business operations. Additionally, we may be unable to raise a subsequent round of financing causing the conversion of the Convertible Notes to capital securities sold in a subsequent equity financing event, or NS Shadow Series units, or such financing may not be on terms favorable to investors.

We will have broad discretion in the use of the net proceeds from this offering and may not use the proceeds effectively.
Although the Issuer plans to use the proceeds of this offering primarily to invest in production and marketing activities, it will not be restricted to such use and will have broad discretion in determining how the proceeds of this offering will be used. The Issuer's discretion is not limited by the uses set forth in any materials provided to investors. While the Issuer believes the flexibility in application of the net proceeds is prudent, the broad discretion it affords entails increased risks to the investors in this offering.

Investors in this offering have no current basis to evaluate the possible merits or risks of any application of the net proceeds of this offering. Our investors may not agree with the manner in which we choose to allocate and spend the net proceeds.

You should obtain independent tax and legal advice concerning this offering.
Each purchaser of our Convertible Notes is urged to consult his, her or its own tax and legal advisors with respect to the particular tax and legal consequences of this offering. Neither the Issuer nor any member or any member's counsel has offered any tax or legal advice with respect to the investment.

Business Risks

The success of a business depends on its brand perception, in part, upon the popularity of the establishment and the customer's experience. We take brand perception seriously and intend to reinforce and extend positive brand perception, including by providing a training program for our employees to ensure a high quality of customer service. However, any shortcomings in our brand building initiatives or business incidents that diminish customer perceptions of our brand could negatively impact revenues. If we overestimate the demand for our business or underestimates the popularity of the competition, we may not fully realize anticipated revenues.

Our business, financial condition and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, the financial performance will be negatively impacted, in which case there may be serious adverse financial consequences for the Investors.

Reputational Risks

Adverse publicity concerning the consumer product good industry and the business could damage our brand and negatively affect the future success of the business. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. There is significant opportunity for dissemination of information, including inaccurate information. Information about the business may be posted on such platforms at any time, and may be adverse or inaccurate, either of which may harm the business and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The market consumer product good industry is competitive and we may need to compete with other established competitors. We compete with these other businesses on the basis of quality and price of products and/or services offered, atmosphere, location and overall customer experience. The consumer product good industry is characterized by the continual introduction of new concepts and is subject to rapidly changing consumer preferences, tastes and dining habits. The consumer product good industry in the Houston area is highly competitive in terms of type and quality of products, quality of service, location, atmosphere and price. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business and/or better presence in the planned markets. Any inability to compete successfully with competitors, shifts in consumer preferences away from the consumer product good industry or our inability to develop new products or services that appeal to consumers may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors affecting discretionary consumer spending, including general economic conditions, disposable consumer income and consumer confidence. We will cater to both business and social guests. Accordingly, cost-conscious consumers may reduce their level of discretionary spending during economic turmoil or periods of uncertainty. Any material decline in the amount of discretionary spending could have a material adverse effect on our revenue, results of operations, business and financial condition. Our sales are also dependent on foot traffic and sales in a specific location. If the foot traffic in the area declines, or we are forced to move operations to a different location, revenues may be negatively impacted. Our success also depends on the popularity of our menu offerings and the overall dining experience provided to guests. Any shift in consumer preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. Certain natural disasters, such as hurricanes and flooding, are known to occur sporadically in Houston, where we are located. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if we are forced to close for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depends, in part, on our ability to manage its organizational structure and financial resources.

Personnel Risks

The success of the business is heavily dependent on the judgment and ability of the members of our leadership. If they are unable to attend to the business for health or personal reasons for an extended period of time, the business may suffer. If members of our leadership team or other key management personnel leave, we may have difficulty replacing them, and the business may suffer. There can be no assurance that we will be able to successfully attract and retain the leadership team and other key management personnel needed.

Labor Supply Risks

A primary component of our operations is labor. We compete with other employers in the market for hourly workers and may be subject to higher labor costs as a result of such competition. We devote significant resources to recruiting and training team members, as its success depends, in part, upon its ability to attract, motivate and retain qualified employees in the consumer product good industry, including Marketing, Production, Administrative, Research & Food Safety Personnel. If we are unable to recruit and retain sufficiently qualified personnel, the business and growth could be adversely affected. Any material increases in employee turnover rates or any employee dissatisfaction could have a material adverse effect on the business and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees. We are subject to various federal and state labor laws, including but not limited to employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements and other wage and benefit requirements for employees classified as non-exempt. We may be adversely affected by legal or governmental proceedings brought by or on behalf of its employees or guests. Although we require all workers to provide government-specified documentation evidencing employment eligibility, some employees may, without our knowledge, be unauthorized. If any of our workers are found to be unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and keep qualified employees. Termination of a significant number of employees who were unauthorized may disrupt operations, cause temporary increases in labor costs as new employees are trained and result in additional negative publicity. We could also become subject to fines, penalties and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition and results of operations.

Privacy Risks

Our business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. Our use of such information is regulated by federal and state laws, as well as certain third party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, we may incur additional costs to ensure compliance.

Real Estate Risks

We are leasing the business location and are subject to any penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. We may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require us to close a store in a desirable location.

Negative effects on our landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect our business and results of operations. If our landlord is unable to obtain financing or remain in good standing under the existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with us. If the landlord files for bankruptcy protection, the landlord may be able to reject our lease in the bankruptcy proceedings. While we may have the option to retain some rights under the lease, we may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, we may experience a drop in the level of quality of such retail center. We may be adversely affected by the negative financial situations of developers and landlords.

Supply and Delivery Cost Risks

Supplies and prices of the various products used in the goods that we offer can be affected by a variety of factors, such as weather, seasonal fluctuations, demand, politics and economics in the producing regions. These factors may subject us to shortages or interruptions in product supplies, which could adversely affect revenue. We do not have control over the businesses of its vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Higher diesel and gasoline prices may affect supply or transportation costs and may affect our profitability. If we have long-term purchase commitments in excess of what we need due to a decline in demand, this may also adversely affect profitability. Furthermore, certain supplies may be perishable, and we have limited control over whether those items will be delivered in an appropriate condition for use. If any of our vendors, suppliers or distributors are unable to fulfill their obligations to our standards, or if a replacement provider cannot be found in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could materially adversely affect the business, financial condition and results of operation.

Food Safety Risks

We consider food safety a top priority and dedicate substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the store or those of competitors, could harm customers and otherwise result in negative publicity about us or the products we serve, which could adversely affect revenue. If customers become ill from food-borne illnesses, we could be forced to temporarily close. In addition, we may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer purchases as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability, regardless of the quality and safety of products offered by us.

Required Nutritional Disclosure Risks

Government regulation and consumer eating habits may impact our business as a result in changes in attitudes regarding diet and health or new information regarding the health effects of consuming the menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of the menu offerings, or laws and regulations requiring us to disclose the nutritional content of its food offerings. Compliance with current and future laws and regulations regarding the ingredients and nutritional content of the menu items may be costly and time-consuming. Additionally, government authorities may increase regulations regarding trans-fats and sodium, which may require us to limit or eliminate trans-fat and sodium in the menu offerings, switch to higher cost ingredients or may hinder our ability to operate. We cannot make any assurances regarding its ability to effectively respond to changes in consumer health perceptions or successfully implement the nutrient content disclosure requirements or menu-labeling laws, which could have an adverse effect on the results of operations and financial position.

Legal Risks

Consumer product goods businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, health claims, allergens, illness, injury or other health concerns. Negative publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from purchasing from ChipMonk. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour claims. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the business, financial condition and results of operations. Further, regardless of outcome, these proceedings could result in substantial costs and may require resources be used to defend any claims.

Environmental Risks

We are subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from ChipMonk. Environmental conditions relating to releases of hazardous substances at ChipMonk could materially adversely affect the business, financial condition and operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition and operations.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, for management of the supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. Our ability to efficiently and effectively manage the business depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal

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and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Accounting Risks

Changes to existing accounting rules or regulations may impact the future results of operations or cause the perception that we are more highly leveraged. Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require us to record significant capital lease obligations on the balance sheet and make other changes to the financial statements. This and other future changes to accounting rules or regulations may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including our name, logos and unique ambiance of ChipMonk. We have taken efforts to protect our brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage and emissions controls may impact us directly through higher cost of goods. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and we cannot anticipate or predict the material adverse effects on the business as a result of climate change or climate change regulation. For instance, changes in the prevailing climates may result in a reduction in, or increased prices of available goods, which may adversely affect our revenue and operating margins.

We are subject to various federal, state and local regulations, including regulations related to the preparation and sale of food, zoning and building codes, land use and employee, health, sanitation and safety matters. We are also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates and other employment law matters. In recent years, there has been an increased legislative, regulatory and consumer focus on nutrition and advertising practices in the food industry. Compliance with additional regulations can become costly and affect operating results.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Tax Risks

We are subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Limited Source of Repayment

The only source of financial return for investors is through future conversion or distributions as set forth in the Convertible Promissory Note and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. Neither ChipMonk nor NextSeed guarantees payment or investor returns.

Risks Relating to Financial Forecasts

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which ChipMonk and the key persons will have no control. CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in the area similar to ChipMonk, including operations utilizing the brand associated with us. Such other businesses may be owned by entities other than ChipMonk. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of ChipMonk's operations due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to ChipMonk for profits derived from such other such activities.

V. CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

The Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

OTHER MATTERS

Valuation of the Security in the Future

The value of the Security is the present value of the future payments. In the event that the Issuer is unable to make the required payments, the value of the Security may be impacted adversely and the investor may lose some or all of the money invested.

Minority Ownership

By purchasing the Securities investors will not become holders of minority ownership in the Issuer. They will not have the rights of minority investors afforded by general corporate law of the state in which the Issuer has been formed. With any investment in debt securities or minority investment in a private company, an investor should be able to bear a compete loss of their investment.

Corporate Actions of the Issuer

Because Securities are governed by the NPA, the Issuer cannot unilaterally take subsequent corporate actions to change material terms of the Securities. In addition, because the holders of Securities' rights are limited to those described in the NPA, they will have no ability to influence the policies or any other corporate matter of the Issuer, including the election of directors, changes to the Issuer's governance documents, additional issuance of securities, the Issuer's repurchases of securities, a sale of the Issuer or of assets of the Issuer or transactions with related parties.

Payment Processing Operations

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Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: https://chipmonkbaking.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

ChipMonk Inc.

I, David Downing, the CEO of ChipMonk Inc., certify that the financial statements of ChipMonk Inc. included in this Form are true and complete in all material respects.

/s/ David Downing
Name: David Downing
Title: CEO

ChipMonk Inc.

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-103,498.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-32,082.88**
Net cash provided by operating activities	**$ -135,580.97**
INVESTING ACTIVITIES	
1410 Property, Plant, and Equipment:Furniture & Fixtures	-6,838.95
1420 Property, Plant, and Equipment:Machinery & Equipment	-75,922.02
1430 Property, Plant, and Equipment:Leasehold Improvements	-97,073.88
1510 Other Assets:Security Deposits	-6,772.48
1520 Other Assets:Deferred Interest Payable	-8,640.82
Net cash provided by investing activities	**$ -195,248.15**
FINANCING ACTIVITIES	**$422,034.91**
NET CASH INCREASE FOR PERIOD	**$91,205.79**
Cash at beginning of period	16,263.72
CASH AT END OF PERIOD	**$107,469.51**

ChipMonk Inc.

Profit and Loss
January - December 2020

	TOTAL
Revenue	**$342,860.72**
Cost of Goods Sold	
5100 Ingredients	**76,386.93**
5200 Production Labor	23,633.00
5300 Kitchen Supplies & Disposables	5,927.02
5400 Packaging	21,466.27
5500 Shipping, Freight & Delivery	69,234.27
5600 Transaction Fees	**25,045.67**
5700 Apparel - COGS	0.00
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$221,693.16**
GROSS PROFIT	**$121,167.56**
Expenses	
6100 Operations	
6110 Salaries & Wages	24,746.15
6115 Payroll Taxes	2,614.88
6124 Utilities	2,623.79
6130 Technology / Software Subscriptions	9,779.61
6140 Rent & Lease	15,269.37
Total 6100 Operations	**55,033.80**
6200 Product Development	**3,759.38**
6400 Advertising, Marketing, & Selling	**104,932.48**
6600 Administrative	**50,377.69**
Total Expenses	**$214,103.35**
NET OPERATING INCOME	**$ -92,935.79**
Other Income	
EIDL Grant	2,000.00
Other Miscellaneous Income	2,887.70
Total Other Income	**$4,887.70**
Other Expenses	
6700 Depreciation	15,450.00
Total Other Expenses	**$15,450.00**
NET OTHER INCOME	**$ -10,562.30**
NET INCOME	**$ -103,498.09**

ChipMonk Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$107,470.16**
Accounts Receivable	**$3,738.14**
Other Current Assets	
1090 Undeposited Funds	-0.65
1150 Inventory	0.00
1160 T-Shirt Inventory	0.00
1200 Prepaid Expenses	975.32
1300 Raw Materials	42,977.27
Total Other Current Assets	**$43,951.94**
Total Current Assets	**$155,160.24**
Fixed Assets	
1400 Property, Plant, and Equipment	
1410 Furniture & Fixtures	6,838.95
1411 Accumulated Depreciation - Furniture & Fixtures	-1,367.00
1420 Machinery & Equipment	75,922.02
1421 Accumulated Depreciation - Machinery & Equipment	-10,850.00
Total 1420 Machinery & Equipment	**65,072.02**
1430 Leasehold Improvements	97,073.88
1431 Accumulated Depreciation	-3,233.00
Total 1430 Leasehold Improvements	**93,840.88**
Total 1400 Property, Plant, and Equipment	**164,384.85**
Total Fixed Assets	**$164,384.85**
Other Assets	
1500 Other Assets	
1510 Security Deposits	6,772.48
1520 Deferred Interest Payable	8,640.82
Total 1500 Other Assets	**15,413.30**
Total Other Assets	**$15,413.30**
TOTAL ASSETS	**$334,958.39**

ChipMonk Inc.

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	**$1,522.08**
Long-Term Liabilities	
7000 Long Term Debt	
7100 Convertible Debt	**366,140.82**
7300 Equipment Lease Payable	55,393.89
Total 7000 Long Term Debt	**421,534.71**
Total Long-Term Liabilities	**$421,534.71**
Total Liabilities	**$423,056.79**
Equity	
3000 Opening Balance Equity	0.00
3090 Retained Earnings	-10,077.50
3100 Owner's Investment	**25,477.19**
Net Income	-103,498.09
Total Equity	**$ -88,098.40**
TOTAL LIABILITIES AND EQUITY	**$334,958.39**



